

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

Via E-mail
Mr. Matthew F. Hilzinger
Executive Vice President and Chief Financial Officer
USG Corporation
550 West Adams Street
Chicago, IL 60661-3676

> **Re: USG Corporation**
> **Form 10-K**
> **Filed February 14, 2012**
> **File No. 1-8864**

Dear Mr. Hilzinger:

We have reviewed your response dated June 6, 2012 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Properties, page 18

1. We note your response to comment 2 in which you state that your mining assets, property, plants and equipment, are valued less than 5 % of your consolidated assets. Supplementally provide the detailed information concerning your mining assets that supports this estimate. When preparing an estimate of your mining related assets, please include the value of all your mining & processing facilities as they exist, prior to your wallboard facilities. In your case, generally this would mean the downstream activities from your mine sites stopping at your kilns/calciner. In addition, please provide a generalized flow chart detailing your processing activities from mining to your wall board facilities to support your estimate.

You may contact George K. Schuler at (202) 551-3718 if you have questions regarding this comment.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief